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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                            Witness Systems, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 97742410K
                     ----------------------------------
                              (CUSIP Number)

                            December 31, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /x/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97742410K                  13G                    Page 2 of 15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Battery Ventures IV, L.P.
     04-3347858
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware limited partnership
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     -0- shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     6,962,654
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0- shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  6,962,654 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,962,654 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     31.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

                              Page 2 of 15 pages

CUSIP No. 97742410K                  13G                    Page 3 of 15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Battery Ventures IV, L.P.
     04-3347858
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware limited partnership
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     -0- shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     6,962,654
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0- shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  6,962,654 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,962,654 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     31.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     OO
-------------------------------------------------------------------------------

                              Page 3 of 15 pages

CUSIP No. 97742410K                  13G                    Page 4 of 15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Battery Ventures IV, L.P.
     04-3352186
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware limited partnership
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     -0- shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     6,962,654
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0- shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  6,962,654 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,962,654 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     31.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     OO
-------------------------------------------------------------------------------

                              Page 4 of 15 pages

CUSIP No. 97742410K                  13G                    Page 5 of 15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Richard D. Frisbie
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware limited partnership
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     26,604 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     6,962,654
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  26,604 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  6,962,654 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,962,654 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     32.0%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                              Page 5 of 15 pages

CUSIP No. 97742410K                  13G                    Page 6 of 15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Oliver D. Curme
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     -0- shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     6,962,654
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0- shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  6,962,654 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,962,654 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     31.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                              Page 6 of 15 pages

CUSIP No. 97742410K                  13G                    Page 7 of 15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Thomas J. Crotty
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     27,640 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     6,962,654
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  27,640 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  6,962,654 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,990,294 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     32.0%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                              Page 7 of 15 pages

CUSIP No. 97742410K                  13G                    Page 8 of 15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Kenneth P. Lawler
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     2,511 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     6,962,654
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  2,511 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  6,962,654 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,965,165 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     31.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                              Page 8 of 15 pages

CUSIP No. 97742410K                  13G                    Page 9 of 15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Todd A. Dagres
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     25,869 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     6,962,654
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  25,869 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  6,962,654 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,988,523 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     32.0%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                              Page 9 of 15 pages

ITEM 1 (a). NAME OF ISSUER:
            Witness Systems, Inc.

ITEM 1 (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            1105 Sanctuary Parkway, Suite 210, Alpharetta, GA 30004

ITEM 2 (a). NAME OF PERSON FILING:
            Battery Ventures IV, L.P. ("Battery Ventures"), Battery Partners IV, LLC ("Battery Partners"), Battery Investment Partners IV, LLC, ("Battery Investment Partners"), Richard D. Frisbie ("Frisbie"), Oliver D. Curme ("Curme"), Thomas J. Crotty ("Crotty"), Kenneth P. Lawler ("Lawler") and Todd A. Dagres ("Dagres"). Frisbie, Curme, Crotty, Lawler and Dagres are the sole member managers of Battery Partners, the sole general partner of Battery Ventures. Battery Investment Partners invests alongside Battery Ventures in all investments made by Battery Ventures. Frisbie is the sole manager of Battery Investment Partners.

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            The address of the principal business office of each of Battery Ventures, Battery Partners, Battery Investment Partners, Frisbie, Curme, Crotty, Lawler and Dagres is c/o Battery Ventures, 20 William Street, Wellesley, MA 02481.

ITEM 2 (c). CITIZENSHIP:
            Messrs. Frisbie, Curme, Crotty, Lawler and Dagres are United States citizens. Battery Ventures is a limited partnership organized under the laws of the State of Delaware. Battery Partners and Battery Investment Partners are limited liability companies organized under the laws of the State of Delaware.

ITEM 2 (d). TITLE OF CLASS OF SECURITIES:
            Common Stock, $.01 par value

ITEM 2 (e). CUSIP NUMBER
            97742410K

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
        (a) [   ] Broker or Dealer registered under Section 15 of the Securities
                  Exchange Act of 1934 (the "Act").
        (b) [   ] Bank as defined in Section 3(a)(6) of the Act.
        (c) [   ] Insurance Company as defined in Section 3(a)(19) of the Act.
        (d) [   ] Investment Company registered under Section 8 of the
                  Investment Company Act of 1940.
        (e) [   ] Investment Advisor registered under Section 203 or the
                  Investment Advisors Act of 1940.
        (f) [   ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.


                              Page 10 of 15 pages

        (g) [   ] Parent Holding Company, in accordance with
                  Rule 13d-1(b)(ii)(G) of the Act.
        (h) [   ] Group, in accordance with Rule 13a-1(b)(1)(ii)(H) of the Act.
                  Not Applicable

ITEM 4. OWNERSHIP:

        (a) Amount Beneficially Owned: Battery Ventures owns beneficially and of record 6,858,214 shares of Common Stock of Witness Systems, Inc. as of December 31, 2000. Battery Investment Partners, which invests alongside Battery Ventures in all investments made by Battery Ventures, owns beneficially and of record 104,440 shares of Common Stock of Witness Systems, Inc. as of December 31, 2000. Battery Ventures and Battery Investment Partners may each be deemed to own beneficially the shares of Common Stock of Witness Systems, Inc. held by the other as of December 31, 2000. Battery Partners, the sole general partner of Battery Ventures, may be deemed to own beneficially the shares of Common Stock beneficially owned by Battery Ventures as of December 31, 2000. Frisbie is the sole manager of Battery Investment Partners, and Frisbie, Curme, Crotty, Lawler and Dagres are the sole member managers of Battery Partners, and each therefore may be deemed to own beneficially the shares beneficially owned by Battery Investment Partners and Battery Ventures, respectively, as of December 31, 2000. Each of Battery Partners, Battery Investment Partners, Frisbie, Curme, Crotty, Lawler and Dagres disclaims beneficial ownership of the shares held of record by Battery Ventures, except to the extent of their respective proportionate pecuniary interests therein. Each of Battery Ventures, Battery Partners, Frisbie, Curme, Crotty, Lawler and Dagres disclaims beneficial ownership of the shares held of record by Battery Investment Partners, except to the extent of their respective proportionate pecuniary interests therein.

        (b)  Percent of Class:

             Each of Battery Ventures, Battery Partners, Battery Investment Partners, Curme and Lawler may be deemed to own beneficially 31.9% of the Common Stock of Witness Systems, Inc. Each of Frisbie, Crotty and Dagres may be deemed to own beneficially 32.0% of the Common Stock of Witness Systems, Inc. The percentages are based on the 21,827,585 shares of Common Stock reported to be outstanding as of November 3, 2000, in the Witness Systems, Inc. Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2000.

        (c)  Number of Shares as to which such person has:
             (i) sole power to vote or direct the vote: Battery Ventures: 0; Battery Partners: 0; Battery Investment Partners: 0;
                    Frisbie: 26,604; Curme: 0; Crotty: 27,640; Lawler: 2,511;
                    and Dagres: 25,869.

             (ii)   shared power to vote or to direct the vote: Battery
                    Ventures: 6,962,654; Battery Partners: 6,962,654; Battery Investment Partners: 6,962,654; Frisbie: 6,962,654; Curme:
                    6,962,654; Crotty: 6,962,654; Lawler: 6,962,654; and Dagres:
                    6,962,654.


                              Page 11 of 15 pages

             (iii)  sole power to dispose or to direct the disposition of:
                    Battery Ventures: 0; Battery Partners: 0; Battery Investment
                    Partners: 0; Frisbie: 26,604; Curme: 0; Crotty: 27,640;
                    Lawler: 2,511; and Dagres: 25,869.

             (iv)   shared power to dispose or to direct the disposition of:
                    Battery Ventures: 6,962,654; Battery Partners: 6,962,654; Battery Investment Partners: 6,962,654; Frisbie: 6,962,654;
                    Curme: 6,962,654; Crotty: 6,962,654; Lawler: 6,962,654; and
                    Dagres: 6,962,654.

ITEM (5). OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          NOT APPLICABLE.

ITEM (6). OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          NOT APPLICABLE.

ITEM (7). IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
          NOT APPLICABLE.

ITEM (8). IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          NOT APPLICABLE.

ITEM (9). NOTICE OF DISSOLUTION OF GROUP:
          NOT APPLICABLE.

ITEM (10). CERTIFICATION:
           NOT APPLICABLE.
           Not filed pursuant to Rule 13d-1(b).


                              Page 12 of 15 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001              BATTERY VENTURES IV, L.P.

                                       By: BATTERY PARTNERS IV, LLC

                                       By: /S/ RICHARD D. FRISBIE
                                           ---------------------------------
                                           Member Manager

                                       BATTERY PARTNERS IV, LLC

                                       By: /S/ RICHARD D. FRISBIE
                                           ------------------------------------
                                           Member Manager

                                       BATTERY INVESTMENT PARTNERS IV, LLC

                                       By: /S/ RICHARD D. FRISBIE
                                           ------------------------------------
                                           Manager

                                       /S/ RICHARD D. FRISBIE
                                       ----------------------------------------
                                       Richard D. Frisbie

                                                           *
                                       -----------------------------------------
                                       Oliver D. Curme

                                                           *
                                       -----------------------------------------
                                       Thomas J. Crotty

                                                           *
                                       -----------------------------------------
                                       Kenneth P. Lawler

                                                           *
                                       -----------------------------------------
                                       Todd A. Dagres


*By: /S/ RICHARD D. FRISBIE
    -----------------------------------------------


Name: RICHARD D. FRISBIE
      ----------------------------------------------
      Attorney-in-Fact

-------------------------------------------------------------------------------
     This Schedule 13G was executed by Richard D. Frisbie or Oliver D. Curme pursuant to Powers of Attorney which are incorporated herein by reference and copies of which are attached hereto as Exhibit II.

                              Page 13 of 15 pages

                                                                      EXHIBIT I

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Witness Systems, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 13, 2001              BATTERY VENTURES IV, L.P.

                                       By: BATTERY PARTNERS IV, LLC

                                       By: /S/ RICHARD D. FRISBIE
                                           ---------------------------------
                                           Member Manager

                                       BATTERY PARTNERS IV, LLC

                                       By: /S/ RICHARD D. FRISBIE
                                           ------------------------------------
                                           Member Manager

                                       BATTERY INVESTMENT PARTNERS IV, LLC

                                       By: /S/ RICHARD D. FRISBIE
                                           ------------------------------------
                                           Manager

                                       /S/ RICHARD D. FRISBIE
                                       ----------------------------------------
                                       Richard D. Frisbie

                                                           *
                                       -----------------------------------------
                                       Oliver D. Curme

                                                           *
                                       -----------------------------------------
                                       Thomas J. Crotty

                                                           *
                                       -----------------------------------------
                                       Kenneth P. Lawler

                                                           *
                                       -----------------------------------------
                                       Todd A. Dagres


*By: /S/ RICHARD D. FRISBIE
    -----------------------------------------------


Name: RICHARD D. FRISBIE
      ----------------------------------------------
      Attorney-in-Fact


-------------------------------------------------------------------------------
     This Agreement was executed by Richard D. Frisbie or Oliver D. Curme pursuant to Powers of Attorney which are incorporated herein by reference and copies of which are attached hereto as Exhibit II.

                              Page 14 of 15 pages

                                                                     EXHIBIT II

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Oliver D. Curme and Richard D. Frisbie, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and document that may be necessary, desirable or appropriate to be executed in his capacity as a general partner of ABF Partners, L.P., ABF Partners II, L.P., and Battery Partners III, L.P., or in his capacity as a member manager of Battery Partners IV, LLC, with respect to securities held by such signatory as a result of his relationship with any of the foregoing entities or with Battery Ventures, L.P., Battery Ventures II, L.P., Battery Ventures III, L.P. or Battery Ventures IV, L.P., pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of February, 1997.


                            /S/ RICHARD D. FRISBIE
                            ---------------------------------------------------
                            Richard D. Frisbie



                            /S/ ROBERT G. BARRETT
                            ---------------------------------------------------
                            Robert G. Barrett



                            /S/ HOWARD ANDERSON
                            ---------------------------------------------------
                            Howard Anderson



                            /S/ OLIVER D. CURME
                            ---------------------------------------------------
                            Oliver D. Curme



                            /S/ THOMAS J. CROTTY
                            ---------------------------------------------------
                            Thomas J. Crotty



                            /S/ KENNETH P. LAWLER
                            ---------------------------------------------------
                            Kenneth P. Lawler



                            /S/ TODD A. DAGRES
                            ---------------------------------------------------
                            Todd A. Dagres




                              Page 15 of 15 pages